TRANSGLOBE ENERGY CORPORATION

INSTRUMENT OF PROXY
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 12, 2009

The undersigned shareholder of TransGlobe Energy Corporation ("TransGlobe" or the "Company") hereby appoints Ross G. Clarkson, President, Chief Executive Officer and a director of TransGlobe, of the City of Calgary, in the Province of Alberta, or, failing him, David Ferguson, Vice-President, Finance and Chief Financial Officer of TransGlobe, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting of holders of common shares ("Common Shares") of TransGlobe (the "Meeting"), to be held in the Viking Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 12, 2009, at 3:00 p.m. (Calgary time) and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Common Shares represented by this Instrument of Proxy in the following manner (check (x) the appropriate box):

1.	FOR [ ] or AGAINST [ ] (and, if no specification is made, FOR) passing an ordinary resolution to fix the number of directors to be elected at six (6) members;

2.

FOR [ ] or WITHHOLD FROM VOTING [ ] (and, if no specification is made, FOR) passing an ordinary resolution to elect the directors for the ensuing year proposed by management who are set forth under the heading "Election of Directors" in the accompanying information circular of TransGlobe dated March 25, 2009 (the "Information Circular");

3.

FOR [ ] or WITHHOLD FROM VOTING [ ] (and, if no specification is made, FOR) passing an ordinary resolution, to appoint Deloitte & Touche LLP, as auditors for the Company and to authorize the directors to fix their remuneration as such, all as more particularly described in the Information Circular;

4.

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of TransGlobe. The Common Shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for and on the behalf of such shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this ______ day of _______________, 2009.
(signature of shareholder)

(name of shareholder - please print)

NOTES:

1.	If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.

This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.

This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the President of TransGlobe c/o Olympia Trust Company, Proxy Department, 2300, 125 – 9 Avenue SE, Calgary, AB, T2G 0P6, not later than 4:30 p.m. (Calgary Time) on the second last business day prior to the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.